UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Evogene Ltd., or Evogene, reports changes in the management:

As part of an organizational restructuring, Mr. Eyal Ronen, the Company’s Executive Vice President of Business Development, will conclude his employment with Evogene, effective March 4, 2025. Evogene expresses its gratitude to Mr. Ronen for his contributions during his tenure.

Mr. Ronen’s responsibilities will be integrated into the existing management structure, ensuring continuity and further development of our strategic initiatives. The Company remains committed to advancing its business objectives and driving growth through collaborative efforts and innovative solutions.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-277565) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD.
(Registrant)

Date: January 15, 2025	By:	/s/ Yaron Eldad
Yaron Eldad
Chief Financial Officer